January 10, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Karen Ubell, Staff Attorney

Re:	Citizens, Inc.
Registration Statement on Form S-3
Filed on December 21, 2012
File No. 333-185618

Dear Mr. Riedler:

This letter is in response to your comment letter dated January 3, 2013, regarding the above-referenced filing of Citizens, Inc. (the "Company").

Our responses are in bold following the restatement of your comment, which is in italics:

Where You Can Find More Information, page 29

Please revise your disclosure to incorporate by reference all reports filed pursuant to Section 13(a) or 15 (d) of the Exchange Act since the end of your fiscal year 2011.

Our disclosure has been revised to incorporate by reference all reports filed pursuant to Section 13(a) or 15 (d) of the Exchange Act since the end of your fiscal year 2011.  This revised disclosure can be found on pages 28-29 in our Amendment No. 1 to our Form S-3 Registration Statement filed with the Commission on January 10, 2013.

In addition, please note on January 9, 2013 we filed a Current Report on Form 8K with adjusted financial statements that were initially included in our Form S-3 Registration Statement filed on December 21, 2012 under the heading “Selected Financial Data”, which appeared on pages 21-22 of the prospectus.  Consequently, our Amendment No. 1 to our Form S-3 Registration Statement filed with the Commission on January 10, 2013 does not include this information.

Mr. Jeffrey P. Riedler
January 10, 2013

In connection to our response, we acknowledge that:

•	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please do not hesitate to contact me at 512-837-7100.

Sincerely,

Rick D. Riley
Vice Chairman and President